FORM 5
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN
BENEFICIAL OWNERSHIP

  / / Check this            OMB APPROVAL
  box if no longer     OMB Number 3235-0362
  subject to Section   Expires: April 30,1997
  16.  Form 4 or
  Form 5 obligations   Estimated average
  may continue.        burden hours per
  See Instruction      response.1.0
  1(b)

Filed pursuant to Section16(a) of the
Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the
Investment Company Act of 1940

1.   NAME AND ADDRESS OF REPORTING PERSON

  Brolsma, Kevin W.
  McWhorter Technologies, Inc.
  400 East Cottage Place
  Carpentersville, IL 60110

2.   ISSUER NAME AND TICKER OR TRADING SYMBOL

  McWhorter Technologies, Inc.  (MWT)

3.   IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON  (Voluntary)

4.   STATEMENT FOR MONTH/YEAR

  October 1998

5.   IF AMENDMENT, DATE OF ORIGINAL

(month/year)

6.   RELATIONSHIP OF REPORTING PERSON TO ISSUER (Check all applicable)

  _ __ Director                      ____10% Owner

  _X__ Officer    (give title below) ____Other (specify below)

  Corporate Vice President


TABLE I -  NON-DERIVATIVE SECURITIES ACQUIRED,
DISPOSED OF, OR BENEFICIALLY OWNED

1.   TITLE OF SECURITY:
  Common Stock
  Common Stock
  Common Stock
  Common Stock

2.   TRANSACTION DATE:
  Common Stock     --
  Common Stock     --
  Common Stock     --
  Common Stock     --

3.TRANSACTION CODE:
  Common Stock     --
  Common Stock     --
  Common Stock     D (4)
  Common Stock     A (2)

4. SECURITIES ACQUIRED (A) OR DISPOSED OF (D):
  Common Stock --
  Common Stock --
  Common Stock 563  (D)
  Common Stock --

5. AMOUNT OF SECURITIES BENEFICIALLY OWNED AT END OF ISSUER'S FISCAL YEAR:
Common Stock   15,834
Common Stock    2,980
Common Stock       --
Common Stock      324

6.   OWNERSHIP FORM:  DIRECT (D) OR INDIRECT (I):

  Common Stock (D)
  Common Stock (I)
  Common Stock (I)
  Common Stock (I)

7.   NATURE OF INDIRECT BENEFICIAL OWNERSHIP:
  Common Stock --
  Common Stock --
  Common Stock  McWhorter 401(k)
  Common Stock  McWhorter ESOP


TABLE II -     DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
               BENEFICALLY OWNED (e.g., puts,
               calls, warrants, options, convertible securities)

1.   TITLE OF DERIVATIVE SECURITY:
  Stock Options (right to purchase)
  Stock Options (right to purchase)
  Phantom Stock Units
  Phantom Stock Units

2.   CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY:
  Stock Options (right to purchase)     --
  Stock Options (right to purchase)     25.1875
  Phantom Stock Units                   --
  Phantom Stock Units                   1 for 1

3.   TRANSACTION DATE:
  Stock Options (right to purchase)   --
  Stock Options (right to purchase)   11/13/97
  Phantom Stock Units                 --
  Phantom Stock Units                 11/13/97

4.   TRANSACTION CODE:
  Stock Options (right to purchase)   --
  Stock Options (right to purchase)   A (3)
  Phantom Stock Units                 A (1)
  Phantom Stock Units                 A (1)

5.   NUMBER OF DERIVATIVE SECURITIES ACQUIRED (A) OR DISPOSED OF (D):
  Stock Options (right to purchase)     --
  Stock Options (right to purchase)     985 (A)
  Phantom Stock Units                   1040 (A)
  Phantom Stock Units                   130 (A)

6.   DATE EXERCISABLE AND EXPIRATION DATE:
  Stock Options (right to purchase)     --        --
  Stock Options (right to purchase)    11/13/98   11/13/07
  Phantom Stock Units                  (1)        (1)
  Phantom Stock Units                  (1)        (1)

7.   TITLE AND AMOUNT OF UNDERLYING SECURITIES:
  Stock Options (right to purchase)    Common Stock    --
  Stock Options (right to purchase)    Common Stock    985
  Phantom Stock Units                  Common Stock    1,040
  Phantom Stock Units                  Common Stock    130

8.   PRICE OF DERIVATIVE SECURITY:

9.   NUMBER OF DERIVATIVE SECURITIES BENEFICIALLY OWNED AT END OF YEAR:
  Stock Options (right to purchase)     25,240
  Stock Options (right to purchase)        985
  Phantom Stock Units                    1,040
  Phantom Stock Units                      130

10.  OWNERSHIP FORM OF DERIVATIVE SECURITY: DIRECT (D) OR INDIRECT (I):
  Stock Options (right to purchase)     (D)
  Stock Options (right to purchase)     (D)
  Phantom Stock Units                   (D)
  Phantom Stock Units                   (D)

11.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP:

EXPLANATION OF RESPONSES:

(1) The phantom stock units were accrued under the McWhorter Technologies, Inc. 1996 Deferred Comp
  Plan and are to be settled in cash or McWhorter
  Technologies, Inc. stock when the reporting person is no longer employed by McWhorter
  Technologies, Inc.
(2) These shares were acquired during the fiscal year 1997 pursuant to the McWhorter
  Technologies, Inc. ESOP and 401(k) Plan.
(3)  Granted under the McWhorter Technologies,
  Inc. 1996 Incentive Stock Plan. The option becomes exercisable in five equal annual installments.
(4) The shares in 401(k) reallocated pursuant to the Company Plan.



  /s/ Susannah Riley                 12/14/98
** Signature of Reporting Person       Date
 for Kevin W. Brolsma

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

(Transmittal filing to Edgar on 12/15/98 failed.  Resubmitted 12/16/98.)